Exhibit 1.1

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.

ACCOUNTING AND AUDITING ENFORCEMENT
Release No.

ADMINISTRATIVE PROCEEDING
File No.

In the Matter of HOMESTREET, INC. and DARRELL VAN AMEN, Respondents.	ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission (“Commission”) deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), against HomeStreet, Inc. (“HomeStreet” or “the Company”) and Darrell van Amen (collectively, “Respondents”).

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement (“Offers”), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission’s jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (“Order”), as set forth below.

III.

On the basis of this Order and Respondents’ Offers, the Commission finds that:

Summary

1.    This matter concerns books and records and internal accounting control violations arising from HomeStreet’s accounting related to certain commercial loans and related swaps designated as accounting hedges (the “Hedges”) under GAAP (ASC 815). HomeStreet’s Chief Investment Officer and Treasurer, Darrell van Amen, caused the Company’s violations by overseeing a practice of changing the inputs to an accounting test designed to measure the effectiveness of the Hedges and, in some instances, instructing employees to follow that practice. Changing the inputs meant HomeStreet, a diversified financial services company, could demonstrate that certain Hedges were highly effective and thus allowed for the use of fair value hedge accounting. The application of hedge accounting, in turn, meant HomeStreet could offset changes in the fair value of the interest rate swaps with the changes in the fair value of the loans attributable to the hedged risk. Given this accounting treatment, fair value hedge accounting can reduce income statement volatility for companies who use it. For nearly three years, from the third quarter of 2011 to the second quarter of 2014, Treasury employees provided the adjusted inputs and test results to HomeStreet’s accounting department for purposes of preparing the financial statements, resulting in inaccurate accounting entries. The manner in which the Treasury department implemented the hedge effectiveness testing, approved by van Amen, was also inconsistent with the Company’s internal policies and procedures and involved the creation of inaccurate books and records.

2.    In addition to the conduct described above, in violation of the Securities Whistleblower Protection provisions of the Exchange Act, HomeStreet took actions to impede employees who were involved in or knowledgeable about the Company’s hedge accounting from communicating directly with the Commission staff about possible securities law violations and included language in employee severance agreements that removed the financial incentives intended to encourage individuals to communicate directly with Commission staff about possible securities law violations.

Respondents

3.    HomeStreet, based in Seattle, Washington, is a diversified financial services company servicing customers primarily in the Pacific Northwest, California, and Hawaii. HomeStreet’s common stock trades on the NASDAQ and has been registered with the Commission pursuant to Section 12(b) of the Exchange Act since February 10, 2012.

4.    Darrell van Amen, 51, joined HomeStreet in 2003 as Treasurer. He has served as Executive Vice President, Chief Investment Officer and Treasurer for HomeStreet from 2012 to the present. Van Amen is a treasury professional, but not an accountant.

Facts

A.    HomeStreet’s Improper Hedge Accounting

HomeStreet’s Accounting for Hedges and Effectiveness Testing

5.    From 2006 to 2008, HomeStreet originated approximately 20 fixed rate commercial loans. For each of these loans, HomeStreet entered into interest rate swaps to hedge the exposure to changes in the fair value of the commercial loans attributable to the benchmark interest rate (“designated hedged risk”).

6.    Under GAAP (ASC 815), an issuer may elect hedge accounting and designate the hedged item (here, the fixed rate commercial loans) and the hedging instrument (the interest rate swaps) in a fair value hedging relationship. ASC 815 requires companies to recognize in income, in the period that the changes in fair value occur, gains or losses from a derivative. In addition, changes in the fair value of the hedged item, attributable to the risk designated as being hedged, must also be recognized in income as an adjustment to the carrying amount of that hedged item. Given this accounting treatment, fair value hedge accounting can reduce income statement volatility that might exist absent hedge accounting treatment. Among other requirements, in order to maintain hedge accounting under ASC 815, an issuer must assess the hedging relationship periodically (at least every quarter) to ensure that the changes in fair value of the hedging instruments are highly effective in offsetting changes in fair value of the hedged item attributable to the risk designated as being hedged. If a hedging relationship is no longer highly effective, the issuer must cease hedge accounting treatment for the relationship. The issuer would continue to recognize changes in fair value of the derivative (interest rate swaps) in current period earnings (but the hedged item would no longer be adjusted), thus not providing an offset in the income statement for the hedging instrument, resulting in potential income statement volatility.

7.    HomeStreet designated each of the approximately 20 hedging relationships as accounting hedges and documented that it would conduct its periodic assessment of effectiveness testing using the Periodic Dollar Offset Method and perform this assessment on a quarterly basis. This methodology required HomeStreet to value each of the loans and each of the swaps and compare the ratio of the change in fair value of the swap with the change in fair value of the loan attributable to the risk designated as being hedged. Under this test, if the effectiveness ratio fell between 80% and 125%, the hedging relationship was considered effective and HomeStreet could continue to use hedge accounting. However, if the effectiveness ratio fell outside of that range, hedge accounting no longer applied and the relationship was supposed to be de-designated. This would have required HomeStreet to record the loans at amortized cost, adjusted for previous fair value hedging marks, on its balance sheet, but would not have allowed any additional adjustments to the hedged item.

8.    At the time that HomeStreet originated these hedging relationships, it also prepared inception documentation for each of the Hedges, as required by GAAP to describe how the hedge effectiveness assessment should be done for purposes of periodic testing. Specifically, it stated, “[o]n a quarterly basis, effectiveness will be assessed by updating the analysis performed at the inception of the hedge to reflect the change in interest rate.” The memo did not mention updating the analysis with an adjustment to any other variable.
9.    HomeStreet went public in 2012. In connection with preparation of its S-1 filing in mid-2011, the Company put into place a new hedge effectiveness testing program that involved independently calculating the fair value of the loans attributable to the risk designated as being hedged and the fair value of the swaps using a valuation software program.

10.    HomeStreet’s Treasury group was responsible for developing the new testing program, conducting the valuations used for the effectiveness testing and conducting the testing itself. As head of that group, van Amen oversaw implementation of the new valuation process and supervised a Treasury employee (who was not an accountant) in designing the new process and setting forth a process for performing valuations in an April 8, 2011 memorandum addressed to van Amen.

11.    The memorandum described the various inputs to be used in conducting the valuations of the loans and the swaps, and indicated that no variable other than benchmark interest rate should be changed in the periodic testing. Van Amen received a draft of the memo from the Treasury employee and sent it to the Accounting department. At or around the time the memo was drafted, the Treasury employee also showed van Amen how to conduct the periodic valuations of the loans and the swaps, changing only the benchmark interest rate.

12.    Subsequently, a different Treasury employee prepared a document entitled “Valuation Procedures for Hedged Customer Loans.” The Valuation Procedures document detailed each of the steps to value the loans and swaps using the Company’s valuation software. According to the Valuation Procedures, the person conducting the test should update the benchmark interest rate, and then compare the value of the loan to the value of the swap for purposes of calculating the ratio required by the effectiveness testing. The Valuation Procedures made no mention of changing any other variable.

13.    The April 8, 2011 memorandum, the inception documentation, and the Valuation Procedures comprised the written policies and procedures HomeStreet used to ensure that its Hedges were appropriately accounted for under GAAP.

14.    Van Amen oversaw the testing process and was responsible for reviewing the testing work performed by Treasury employees and the results. From 2008 until the third quarter of 2014, various HomeStreet Treasury personnel who reported to van Amen conducted the periodic effectiveness testing. After performing the valuations of the loans and swaps and the resulting effectiveness testing, the Treasury employee responsible for performing the testing in that quarter had a general practice of providing van Amen, for approval: (1) an Excel workbook (which contained the valuations of the loans, the valuations of the swaps, each input supporting those two valuations, the ratios of the two, and the resulting hedge effectiveness calculation) and (2) a memo from the relevant Treasury employee to the “File” stating that the valuation of the loans and swaps had been conducted “using the dollar-offset method,” that the relationships were “deemed highly effective,” and identifying the precise ratio for each relationship.

15.    After van Amen or his designee approved the two documents, the Treasury employee who conducted the testing sent the documents to the Accounting department. The Accounting department used these documents to ensure, as well as to support HomeStreet’s conclusion that, the Hedges were appropriately accounted for under GAAP. During the year-end audit of HomeStreet’s financial statements, the Company’s independent auditor also requested both documents on its “Prepared by Client” schedule in order to test the Company’s hedge effectiveness testing results.

Van Amen Adjusted the Results of the Effectiveness Testing, In Violation of
the Company’s Written Policies and Procedures

16.    There were instances between Q3 2011 and Q2 2014 in which the results of the hedge effectiveness testing fell outside of the highly effective threshold. In these instances, van Amen instructed the Treasury employee performing the testing to make unsupported adjustments to a variable in the loan fair value calculation for the purpose of making the testing results “effective,” or oversaw a practice in which this occurred. Van Amen or his designee then approved sending the revised input and calculations to HomeStreet’s Accounting group for purposes of supporting the conclusion that the Hedges were highly effective in accordance with ASC 815. Regardless of any difference in the economic value of the loan or swap, these adjustments were inconsistent with the Company’s documented method for assessing effectiveness of the hedging relationship and therefore not consistent with the application of GAAP.

17.     According to van Amen, he instructed his employees to change the results of the accounting test because he believed that the loans and swaps were correlated, from an economic perspective, and therefore assumed the Hedges could not be ineffective on an accounting basis.  However, he did not identify any basis or criteria that were applied to determine the specific change made to the variable in the loan fair value calculation, other than that the change made was large enough to bring the test result within the highly effective threshold required by GAAP.

18.    In October 2014, van Amen again instructed a lower-level Treasury employee to adjust the results of the hedge effectiveness testing. The lower-level Treasury employee, along with two other Treasury employees with whom he consulted (collectively, the “Treasury Employees”), were uncomfortable about adjusting the fair value calculation to achieve an accounting result and refused to make the changes that van Amen requested. Van Amen suggested that the Treasury Employees speak with HomeStreet’s Accounting Department to resolve their concerns. The Treasury Employees then reported to HomeStreet’s Human Resources department that van Amen had instructed them to adjust the fair value calculation, without any specific underlying basis, to make the Hedges achieve effectiveness.

19. The Treasury Employees also informed a Company executive (“Executive A”) about the issue, including the concern that the fair value calculations had been adjusted in previous reporting periods and, as a result, there may be historical accounting errors in HomeStreet’s financial statements.

20.    In a series of separate meetings and conversations over a period of several days, the Treasury Employees and Executive A communicated the Treasury Employees’ concern about potential historical accounting errors in hedge effectiveness accounting to HomeStreet’s senior management and requested that the Company conduct an independent investigation.

21.     HomeStreet’s Board convened a Special Committee to investigate the hedge accounting issues. Although HomeStreet determined that the adjustments to its hedge effectiveness tests were incorrect, the Special Committee found no indication that van Amen acted with any intent to deceive or defraud. The Special Committee’s investigation was assisted by independent outside counsel and completed in early November 2014.

22.    Between March and May 2015, each of the three Treasury Employees mentioned in Paragraph 17 resigned. Executive A gave notice of his resignation and began negotiating his separation with the Company in March 2015. He left HomeStreet in June 2015.

HomeStreet’s Reporting and Disclosures Regarding Hedge Effectiveness Were Inaccurate

23.    In total, from 2011 through the discovery of the hedge effectiveness errors in October 2014, HomeStreet’s Treasury group adjusted the loan fair value calculations 64 times, which resulted in an effective test result.

24.    HomeStreet’s practice of adjusting the fair value calculations used in the periodic testing in order to achieve hedge effectiveness was not consistent with its hedge documentation when employing the Periodic Dollar Offset Method to assess hedge effectiveness. ASC 815 requires an entity to define at the time it designates a hedge relationship the method it will use to assess the hedges effectiveness in achieving offsetting changes in fair value of the risk being hedged and use that defined method consistently throughout the hedge period. Accordingly HomeStreet’s adjustments to calculate changes in fair value of the hedged item attributable to the hedged risk were inconsistent with its hedge documentation required under GAAP. HomeStreet’s balance sheet and income statement were both misstated because hedge accounting was applied for each of the Loans, even though certain of the Hedges ceased to qualify for hedge accounting in some periods. For the Hedges that were not effective under ASC 815, the overall change in fair value of the hedging instrument for that current period should have been recognized in earnings but the change in fair value of the hedged item should not have been recognized in earnings for that period and the carrying amount of the hedged item should not have been adjusted on the balance sheet.

HomeStreet Announces its Improper Hedge Accounting

25.    On November 13, 2014, the Company disclosed in its Form 10-Q for the third quarter of 2014 that management had “discovered errors in the Registrant’s analysis of hedge effectiveness” related to 14 of the Hedges. Specifically, according to the Company’s filing, the loans and related swaps had “not been evaluated in accordance with the appropriate fair value hedging methodology,” which resulted in “inaccurate calculations of changes in the loan fair values related to changes in the benchmark interest rate.” Management, in consultation with HomeStreet’s outside auditor, determined that the hedge accounting errors were not material to any reporting period and therefore no restatement of the Company’s financial statements was required. HomeStreet did not restate its financial statements.

26.    The Company also disclosed that management had determined that “management of the hedging effectiveness analysis and loan valuation by the Treasury Department had been ineffective and that there was insufficient oversight provided by the Accounting Department to ensure adherence to the relevant accounting principles and to provide for an effective system of internal controls relating to these assets and liabilities.”

27.    Finally, the Company disclosed that management determined that the circumstances relating to the hedge effectiveness errors reflected a deficiency in its internal accounting controls and that, after evaluating the deficiency based upon the potential maximum errors that could have resulted from the deficiency, it concluded that the Company had “experienced a material weakness in its internal accounting controls as of September 30, 2014.”

B.    HomeStreet Took Actions to Impede Communication with the Commission

28.    The Division of Enforcement Staff served a voluntary document request on the Company in April 2015 in connection with the hedge accounting issues. HomeStreet assumed that this could have been in response to a whistleblower complaint and, shortly thereafter, began taking steps to determine the identity of the presumed “whistleblower.” According to HomeStreet, it did this in order to understand the nature of the Staff’s investigation.

29.    After HomeStreet received the Division of Enforcement’s document request, a senior executive at the Company asked the only one of the Treasury Employees then remaining at HomeStreet whether he had brought information about the hedge accounting issues to the Commission’s attention. When that employee said that he had not, the senior executive asked him if he knew who the “whistleblower” was. In that Treasury Employee’s exit interview, another senior executive told him that he believed he knew who had “done this” to the Company. That same senior executive next called Executive A to his office to ask if Executive A was a Commission “whistleblower,” and if he wasn’t, if he knew who the whistleblower was. Executive A said he was not a whistleblower and that he didn’t know who the whistleblower was.

30.    Executive A also resigned from HomeStreet. After he left, the Commission’s Division of Enforcement staff requested that he provide it with certain information. Executive A retained a lawyer, and that lawyer requested that HomeStreet advance costs under Executive A’s indemnification agreement, which HomeStreet agreed to do within 20 days of submission of the invoices.

31.    Although Executive A had already told HomeStreet management that he was not a whistleblower before he left the company, HomeStreet made multiple requests that he reaffirm he was not the whistleblower before the Company advanced costs under his indemnification agreement.

32.    First, in response to a request from Executive A’s counsel that the Company pay outstanding invoices for legal services rendered in July and August in connection with the Staff’s investigation, and following up on a phone call about that request on October 23, 2015 during which HomeStreet’s counsel (“Company Counsel) told Executive A’s counsel that HomeStreet had raised an issue with respect to whether certain provisions of Executive A’s indemnification agreement entitled him to advancement of fees if he had been a whistleblower, Company Counsel emailed Executive A’s counsel later on October 23, 2015 that:

[I]In connection with the issue we discussed relating to [the certain provisions in Executive A]’s indemnity agreement, I think we agree that there is no need to debate the meaning of those sections if you can confirm that: (1) [Executive A] stands by his representations to Homestreet and to me that he did not initiate or trigger the current SEC investigation by bringing the matter to the SEC’s attention; and (2) you are unaware of any facts that [Executive A] brought the matter to the SEC’s attention or caused others to do so.

33.    Executive A’s counsel refused to provide the requested confirmation. Among other arguments, he asserted in an email on October 27, 2015 that (1) “[e]ntering into, or threatening to enforce, an agreement that would deny advancement to an employee who communicates with the SEC would almost certainly violate” Exchange Act Rule 21F-17 and (2) Executive A already had told two members of HomeStreet’s senior management that he did not provide any information to the SEC prior to the commencement of the SEC investigation.

34.    In a response on October 27, Company Counsel asked if Executive A would “stand by the representations he previously made” to executives at HomeStreet that he was not the whistleblower. Executive A’s counsel refused to provide the requested confirmation.

35.    Next, Company Counsel asked Executive A’s counsel again, also on October 27, 2015, if the Company could take “as a current representation” Executive A’s counsel’s statement from his email earlier that day that “Even if [Executive A] were a whistleblower (he is not, as set forth below)…” Executive A’s counsel declined to respond, and HomeStreet paid Executive A’s counsel’s invoices in full the following day, October 28, 2015.

36.    HomeStreet advanced legal costs for multiple other witnesses who provided voluntary interviews or subpoenaed testimony to the Division of Enforcement Staff. However, HomeStreet did not ask any of the other witnesses for whom the Company advanced legal costs or those witnesses’ counsel whether or not they had brought the hedge accounting issues to the Staff’s attention or made a whistleblower submission to the Commission before it paid their costs.

37.    The Commission is unaware of any instance in which any current or former employee of HomeStreet did not communicate directly with Commission staff about the hedge accounting errors described above. However, by taking actions to determine the identity of an individual whom HomeStreet suspected had brought the hedge accounting errors to the Commission staff, including suggesting that the terms of an indemnification agreement could allow them to deny payment to an individual who HomeStreet believed to be a whistleblower, HomeStreet acted to impede individuals from communicating directly with the Commission staff about a possible securities law violation.

C.    HomeStreet’s Severance and Release Agreements

38.     HomeStreet has historically entered into voluntary severance agreements with certain employees who were leaving the company and receiving severance or other post-employment consideration from HomeStreet. A severance agreement is a contract between an employer and a former employer documenting the rights and responsibilities of both parties incidental to the employee’s departure. HomeStreet’s severance agreements required the departing employees to waive, as a condition of being paid monetary severance payments and receiving other consideration from HomeStreet, various potential claims against HomeStreet.

39.    However, one form of HomeStreet’s severance agreements also stated:

This release shall not prohibit Employee from filing a charge with the Equal Employment Opportunity Commission or discussing any matter relevant to Employee’s employment with any government agency with jurisdiction over the Company but shall be considered a waiver of any damages or monetary recovery therefrom.

This form of severance agreement was used at least two times, in April 2016.

40.    Although the Commission is unaware of any instances in which a current or former employee of HomeStreet did not communicate directly with Commission staff about potential securities law violations, the Company – in using the Severance Agreements described in paragraph 39 above – removed the critically important financial incentives that are intended to encourage persons to communicate directly with the Commission staff about possible securities law violations. Such restrictions on accepting financial awards for providing information regarding potential securities law violations to the Commission undermine the purpose of Section 21F and Rule 21F-17(a), which is to “encourage[e] individuals to report to the Commission,” [Adopting Release at p. 201].

HomeStreet’s Remedial Efforts
41.    In determining to accept the Offer, the Commission considered remedial acts undertaken by HomeStreet. As disclosed in its November 13, 2014 Form 10-Q, the Company implemented certain changes in its internal accounting controls and other actions, based on management’s assessment of the hedge effectiveness errors and related internal accounting control weakness. Specifically, HomeStreet disclosed that it terminated “the swaps related to the affected loans” during the fourth quarter of 2014 and terminated “any remaining fair value hedge accounting relationships.” In addition, HomeStreet “ceased the lending and hedging practices from 2008 that give rise to these errors and management has no plans to reestablish any similar practices or products.”
42.    In addition to the remedial steps described above, HomeStreet also disclosed in its November 13, 2014 Form 10-Q that it had implemented “enhanced oversight by the Accounting Department of complex accounting for financial instruments within the Company’s Treasury Department” and hired a Chief Financial Officer to provide comprehensive oversight of both the Treasury and Accounting functions.
43.    On October 15, 2016, HomeStreet’s standard severance agreements were revised to incorporate the following language:
Employee understands that nothing contained in this Agreement limits Employee’s ability to file a charge or complaint with any federal, state or local governmental agency or commission (“Government Agencies”). Employee further understands that this Agreement does not limit Employee’s ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be commenced by any Government Agency including providing documents or other information without notice to the Company. This Agreement does not limit the Employee’s right to receive an award for information provided to any Government Agencies.
Legal Standards and Violations

44.    As a result of the conduct described above, HomeStreet violated and van Amen caused HomeStreet’s violation of Exchange Act Section 13(b)(2)(A), which requires all issuers to make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer.

45.    As a result of the conduct described above, HomeStreet violated and van Amen caused HomeStreet’s violation of Exchange Act Section 13(b)(2)(B), which requires all issuers to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

46.    As a result of the conduct described above, van Amen violated Exchange Act Rule 13b2-1, which prohibits any person from directly or indirectly falsifying, or causing to be falsified, any book, record, or account subject to Exchange Act Section 13(b)(2)(A).

47.    As a result of the conduct described above, HomeStreet violated Rule 21F-17(a) of the Exchange Act, which prohibits any person from taking an action to impede an individual from communicating directly with the Commission staff about a possible securities law violation.

Undertakings

48.    HomeStreet has agreed that, within 60 days from the date the Commission enters this Order, it will make reasonable efforts to contact former HomeStreet employees who signed the severance agreements identified in paragraph 38 above, and provide them with an Internet link to the order and a statement that HomeStreet does not prohibit former employees from reporting information to the Securities and Exchange Commission or from seeking and obtaining a whistleblower award from the Commission pursuant to Section 21F of the Exchange Act.

49.    HomeStreet has agreed to certify, in writing, compliance with the undertaking set forth above. The certification shall identify the undertaking, provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and HomeStreet agrees to provide such evidence. The certification and supporting material shall be submitted to Erin Schneider, no later than sixty (60) days from the date of completion of the undertakings.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Respondent HomeStreet’s Offer.

Accordingly, it is hereby ORDERED that:

A.    Pursuant to Section 21C of the Exchange Act, Respondent HomeStreet cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act, and Rule 21F-17 thereunder.

B.    Pursuant to Section 21C of the Exchange Act, Respondent van Amen cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act, and Rule 13b2-1 thereunder.

C.    Respondent HomeStreet shall comply with the undertakings enumerated in Section III above.

D.    Respondent HomeStreet shall, within thirty (30) days of the entry of this Order, pay a civil money penalty in the amount of $500,000 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. §3717.

E.    Respondent van Amen shall, within thirty (30) days of the entry of this Order, pay a civil money penalty in the amount of $20,000 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. §3717.

Payment must be made in one of the following ways:

(1)	Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)	Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)	Respondent may pay by certified check, bank cashier’s check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying HomeStreet or van Amen as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Erin Schneider, San Francisco Regional Office, Securities and Exchange Commission, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104.

F.    Amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that in any Related Investor Action, [it, he, she] shall not argue that [it, he, she] is entitled to, nor shall [it, he, she] benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent’s payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondent agrees that [it, he, she] shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a “Related Investor Action” means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

V.
It is further Ordered that, [solely] for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. §523, the findings in this Order are true and admitted by Respondent, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Respondent under this Order or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Respondent of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

By the Commission.

By:	/s/ Brent J. Fields
Brent J. Fields
Secretary